FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2013

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

São Paulo, Brazil, April 11, 2013 – Grupo Pão de Açúcar [BM&FBOVESPA: PCAR4 (PN); NYSE: CBD] and Viavarejo S.A. [BM&FBOVESPA: VVAR3] announce its sales performance for the 1st quarter of 2013.

In the 1T13, gross sales totaled R$ 15.0 billion, up 9.7% in comparison with 1Q12, due mainly to the same-store sales performance of 6.6% and the stores opening that contributes to the growth of 3.1% in the period. The highlights were the outstanding same-store performance of Assaí, Minimercado Extra and Ponto Frio banners, in addition to the 125 stores opened in the last 12 months (of which 25 in 1Q13, which added 28 thousand square meters to the sales area in the period).

	Gross Same-Store	Gross Sales (R$		Net Sales (R$ billion)
	Sales Δ%	billion)
	1Q13	1Q13	Δ%	1Q13	Δ%
GPA Food	6.4%	8,149	10.6%	7,383	10.9%
Food	9.6%
Non-Food	-4.9%
Viavarejo	6.8%	6,836	8.7%	6,000	9.3%
Bricks & Mortar	6.8%
Nova Pontocom	6.8%
Total GPA	6.6%	14,984	9.7%	13,383	10.2%

BUSINESSES PERFORMANCE GPA FOOD

✓Gross sales revenue was up 10.6% over 1Q12. In addition to the same-store sales performance, commented below, highlight to the faster store opening pace. In the quarter, 12 Minimercados Extra, 3 Assaí, 2 Extra Supermercados, 1 gas station and 1 drugstore were opened, totaling 19 new stores.

✓Gross same-store sales were up 6.4%. This growth is due to the strong comparison base (9.3% recorded in 1Q12) and one day less in February this year. The calendar effect, due to Easter, contributed positively because the full sales period was concentrated in the first quarter, while in 2012 only part of the sales was concentrated in March. In real terms (i.e., as deflated by the IPCA consumer index), gross same-store sales were -0,2%.

✓Perishables (meat, fruits and vegetables) and other categories benefited by Easter (grocery and seafood) were the main drivers for the 9.6% Food gross same-store sales increase. In Non-Food, the decrease of 4.9% in same-store sales reflects, mainly, the strong comparison base over the previous year for the electronics category which grew 13% in 1Q12.

✓In line with previous quarters, Assaí and Minimercado Extra banners outpaced once again the Group’s same-store sales average, reaching a double-digit growth. This performance was driven by the increased traffic and the double-digit growth in average ticket. The Group’s expansion plan for the coming years will focus on these banners. In 1Q13, highlight to the Pão de Açúcar banner performance, with good results in fruits, organic and seafood categories.

✓In March, the Federal Government announced the tax exemption for some basic products of meat, fruit, vegetables and HPC categories. This measure aims to reduce the products final price and improve the consumers’ purchasing power as a consequence.

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VIAVAREJO

✓Gross sales revenue up 8.7% over 1Q12. On a same-store basis, gross sales increased 6.8% in 1Q13. In real terms, considering inflation in the electronics, furniture and mattress categories in the last 12 months, as announced by the IBGE, real growth was 5.4%.

✓Bricks-and-mortar SSS increased 6.8%. Ponto Frio and Casas Bahia stores undertook important marketing initiatives, such as the traditional January’s markdown and also other campaigns. These campaigns contributed to increase traffic of customers and the average ticket for the quarter. It is worth highlighting Ponto Frio stores performance that outpaced Viavarejo's growth average.

✓In 1Q13, six Casas Bahia stores were opened, mainly in the Northeast region.

✓Nova Pontocom (NPC) was up 6.8% in 1Q13, including the wholesale operation. This result has evolved during the quarter, reaching double-digit growth in March.

✓This quarter’s highlight was the beginning of the Marketplace operation in Extra website, which will increase the assortment of products and the number of visits.

✓The e-commerce market started the year with intensive promotion activity, following 2012 trend. NPC maintain its strategy to grow aligning sales and profitability, offering the highest level of customer service as differentiation.

UPCOMING DATES

1Q13 Results Release Monday, April 29, 2013 After market close	1Q13 Earnings Conference Call and Webcast Tuesday, April 30, 2013 11:00 a.m.(Brasilia) | 10:00 a.m. (NY) | 03:00 p.m. (London)

In line with corporate governance best practices, to ensure equity and transparency in the release of the 1Q13 results, Grupo Pão de Açúcar and Viavarejo  will observe a quiet period from April 15 to 29, 2013.

CONTACTS Investor Relations – GPA and Viavarejo Phone: (5511) 3886-0421 Fax: (5511) 3884-2677 gpa.ri@grupopaodeacucar.com.br Website: www.gpari.com.br www.viavarejo.com.br/ri

Media Relations – GPA
Phone: (5511) 3886-3666
imprensa@grupopaodeacucar.com.br
Media Relations – Viavarejo
Phone: (5511) 4225-9228
imprensa@viavarejo.com.br
Social Media News Room
http://imprensa.grupopaodeacucar.com.br/category/gpa/
Twitter - Press
@imprensagpa

Casa do Cliente – Customer Service Pão de Açúcar: 0800-7732732 / Extra: 0800-115060 Ponto Frio (55 11) 4002-3388 / Casas Bahia: (55 11) 3003-8889

The information presented is preliminary, unaudited and subject to review. It is based on consolidated figures and denominated in Reais, in accordance with Brazilian Corporate Law.

The change and growth calculations are based on the same period in the previous year, except where otherwise indicated.

The basis for calculating same-store sales is defined by the sales registered in stores that have been operating for at least 12 consecutive months and have not been closed for seven consecutive days or more in this period. Acquisitions are not included in the same-store calculation basis in the first 12 months of operation.

Grupo Pão de Açúcar adopts the IPCA consumer price index as its benchmark inflation index, which is also used by the Brazilian Supermarkets Association (ABRAS), since it more accurately reflects the mix of products and brands sold by the Company. IPCA in the 12 months ended March 2013 was 6.59%.

About Grupo Pão de Açúcar and Viavarejo: Grupo Pão de Açúcar is Brazil’s largest retailer, with a distribution network comprising approximately 1,800 points of sale and electronic channels. The Group’s multiformat structure consists of the GPA Food and Viavarejo operations. GPA Food’s operations comprise supermarkets (Pão de Açúcar and Extra Supermercado), hypermarkets (Extra), neighborhood convenience stores (Minimercado Extra), cash-and-carry stores (Assaí), gas stations and drugstores. GPA Food’s business is divided into Food and Non-Food (electronics/home appliances, clothing, general merchandise, drugstore and gas station). Viavarejo’s operations consist of bricks-and-mortar stores selling electronics/home appliances (Ponto Frio and Casas Bahia) and online stores (Nova Pontocom: Extra.com.br, PontoFrio.com.br, Casasbahia.com.br). Founded in 1948 in São Paulo, the Group is present in 20 of the 27 Brazilian states, which jointly account for 94.1% of the country’s GDP.

Disclaimer: Statements contained in this release relating to the business outlook of the Group, projections of operating and financial results, growth potential of the Group and market and macroeconomic estimates, constitute mere forecasts and were based on beliefs, intentions and expectations of Management in relation to the future of the Company. These expectations are highly dependent on changes in the market, on Brazil’s general economic performance, on the industry and on international markets, and are therefore subject to change.

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SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: April 11, 2013	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.